

Mail Stop 3030

November 24, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Drew Moyer
Chief Financial Officer
Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA  19053

> **Re:    Technitrol, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2007**
> **Filed February 26, 2008**
> **Forms 10-Q for the Quarters Ended September 26, 2008, June 27, 2008, and**
> **March 28, 2008**
> **File No.  001-05375**

Dear Mr. Moyer:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2007

Item 9A. Controls and Procedures, page 32

1.      We note your disclosure that your chief executive officer and chief financial officer concluded that your "disclosure controls and procedures were effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms."  If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms *and* is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, if true, your disclosure could simply indicate that your officers determined that your "disclosure controls and procedures are effective" without any further qualifications or attempts to define those disclosure controls and procedures.

Item 11.  Executive Compensation, page 34

2.      We note your disclosure on page 17 of your proxy statement that you strive to set base salaries at or near the market median (50th percentile) of companies approximately your size in revenue and market category, based on certain compensation data that you consider in reviewing your executives' annual salaries.  In future filings, please disclose whether actual compensation awarded was at the targeted percentile, and if not, please explain why it was outside the range.  Also identify the benchmarks used, including the component companies.  Refer to Item 402(b)(1)(xiv) of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedule, page 36

-Consolidated Statements of Cash Flows, page 40

3.      We note that you present your borrowings and repayments of your long-term debt on a net basis within the investing activities of your statement of cash flows.  Please tell us how your presentation complies with paragraphs 11-13 of SFAS 95 or, alternatively, revise future filings to present these borrowings and repayments on a gross basis.

Note 1.  Summary of Significant Policies, page 42

-Goodwill and Other Intangibles, page 42

4.      Please tell us and revise this note in future filings to disclose how you evaluate your goodwill for impairment.  In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

- Disclose the number of reporting units that you have identified.

- Disclose each of the valuation methodologies used to value goodwill.  If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

-Revenue Recognition, page 42

5.      We note that you recognize revenue upon shipment of product and passage of title *without* right of return, after all performance factors have been met.  We further note that all product returns are deducted from net sales and are accrued for based upon historical experience under SFAS 48.  Please tell us and revise this note in future filings to address the following:

- Clearly explain when you provide a right of return to your customers.

- Disclose when you recognize revenue in the earnings process for products for which you provide a return of return.   Refer to SAB Topic 13 and SFAS 48.

- Disclose the material "performance factors" that you are required to satisfy before you recognize revenue.  Further, discuss how you measure whether such performance factors have been met.  As appropriate, revise the Critical Accounting Policies section of MD&A to discuss any significant judgments or estimates relating to the determination of whether such performance factors have been met.

6.      We further note from page 19 that you define net sales as gross sales less returns and allowances.  Please tell us the nature of the allowances that you are referring to within this section.  To the extent material, revise future filings to disclose the nature of these allowances and how the different allowances impact your revenue recognition.

7.      We also note that you provide warranties to your customers for rework, replacement of products and other normal remedies.  Please revise your future filings to disclose how you account for these warranty provisions.  Further, to the extent material, please revise future filings to include the disclosures required by paragraph 14 of FIN 45.

-Adjustments, page 44

8.      We note that in the fourth quarter of 2007, you discovered an error related to your 2005 restructuring charge and that you have restated your 2005 statement of operations to correct this error.  To the extent that you discover errors in future periods, please ensure that you clearly label each affected period as "restated."  In addition, with reference to AU 420.12, your auditors should consider whether a revision to the audit report is necessary as a result of this restatement.

Note 16.  Severance and Asset Impairment Expense, page 59

9.      We note your disclosures here and on page 20.  Specifically, you state that you have implemented "numerous" restructuring initiatives in 2007, 2006 and 2005.  Please revise future filings to address the following:

   •   For each restructuring activity, include a detailed description of the exit or disposal activities, including the facts and circumstances leading to the expected activities, consistent with paragraph 20(a) of SFAS 146.  To the extent it is not readily apparent to an investor, discuss how each initiative qualifies as an exit activity in accordance with paragraph 2 of SFAS 146.

   •   Provide the disclosures required by paragraph 20(b) of SFAS 146 and SAB Topic SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.

   •   Revise your MD&A in future filings to include disclosure of the items identified in SAB Topic 5.P.4.

Form 10-Q for the Quarter Ended September 26, 2008

Note 2.  Acquisitions, page 8

10.   We note you acquired Sonion A/S for $426 million on February 28, 2008 and that you preliminarily assigned $299 million to goodwill until you obtain third-party valuations related to plant, property, and equipment and intangible assets.  We further note that you have recorded an estimate of intangible amortization expense on the unallocated premium during the nine months ended September 30, 2008.  Please address the following:

- Revise future filings to disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill.  Refer to paragraph 51(b) of SFAS 141.

- Explain to us why you determined it was appropriate to record the entire excess purchase price to goodwill rather than recording an estimated amount for each identified intangible asset.  Explain why you believe your preliminary purchase price allocation is consistent with paragraphs 35-46 of SFAS 141.

- Please tell us and revise future filings to clearly disclose the specific information that you are waiting for in order to complete the purchase price allocation.  In this regard, explain any significant factors that have contributed to the delay in obtaining the third-party valuation that you refer to.  Please also ensure that future filings include a description of any material adjustment made to the initial allocation of the purchase price.  Refer to paragraph 51(h) of SFAS 141.

- Revise this note in future filings as appropriate to disclose when you expect to complete the purchase price allocation.  When you complete the purchase price allocation, please clearly disclose that fact.

- Please explain to us why you have recognized amortization expense related to goodwill (i.e. the unallocated premium) and how this complies with the guidance in paragraph 18 of SFAS 142.  In this regard, please explain to us how you were able to estimate the amount of amortization expense related to the intangible assets that have you not bifurcated from goodwill.  Within your discussion, please provide the amount of amortization expense that you have recognized during the nine months ended September 30, 2008.

11.   We note here and throughout the filing that you are evaluating the fair value of the assets acquired and liabilities assumed related to the Sonion acquisition and you reference the use of obtaining third party valuations.  Please address the following:

- Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuations.

- While in future filings you (management) may elect to take full responsibility for valuing the assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings to name the independent valuation firm. In addition, please note that to the extent you refer to an expert in a future filing that is incorporated by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 4. Goodwill and Other Intangibles, net, page 10

12. We note that as of September 30, 2008, you had $513.6 million of goodwill and that you disclose on page 22 that your market capitalization is currently below your net book value. In addition, we note that all of your goodwill and intangibles relate to your Electronics segment, which has experienced reduced profitability. We further note that you believe indicators do not suggest testing of goodwill in advance of your annual fourth quarter test. Please explain to us in more detail how you analyzed these factors to conclude that a goodwill impairment test was not necessary, including a discussion of any qualitative and quantitative factors you considered.

13. Further to the above, we note that in light of your statement that your current market capitalization is below your net book value, it appears reasonably likely that in connection with your annual impairment test in the fourth quarter, you will need to perform the second step of the goodwill analysis required by SFAS 142. In that regard, it is possible that you will be required to record an impairment charge relating to your goodwill. Please tell us how you considered the guidance in paragraph 13 of SOP 94-6 in developing your disclosures in this note.

Note 9. Discontinued Operations, page 14

14. We note your disclosures related to MEMS, which was acquired as part of the Sonion acquisition. Please tell us and revise future filings to explain in more detail how you considered the guidance in paragraphs 30, 32, and 46 of SFAS 144 related to reporting these assets as held for sale and as discontinued operations related to this planned disposal.

15. Further to the above, if applicable, please separately present MEMS' assets that are held for sale within a single line item within the consolidated balance sheet. Refer to the guidance in paragraph 46 of SFAS 144.

Exhibits 31.1 and 31.2

16. We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from paragraph four of your certification. The required certifications must be in the exact form prescribed.

Accordingly, please file an amendment to your Form 10-Q that includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Please note this comment also applies to your Forms 10-Q for the quarters ended March 28, 2008 and June 27, 2008.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann, Staff Attorney, at (202) 551-6262, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,


Kevin L. Vaughn
Accounting Branch Chief